Pallas Holdings, LLC

555 S Federal Highway #300

Boca Raton, FL 33432

December 30, 2013

Mr. Kevin Wright, President

Marrowbone Energy Resources, Inc.

Re: Letter of Intent

Dear Mr. Wright:

This is to confirm that for the Letter of Intent executed between Pallas Holdings, LLC and Marrowbone Energy Resources, Inc. on May 10, 2013 for the purchase of 100% membership units of Marrowbone Energy Inc., the Negotiating Period has been extended to March 31, 2014. This said letter of intent between the two parties will now be valid until the execution and delivery of Definitive Agreements, or 30 days after the issuance of permit under application No. 898-4464-NW, or March 31, 2014 whichever occurs first.

If this Letter accurately summarizes your understanding of our discussions to date, please sign below in the space provided and return an executed counterpart to me.

Sincerely,

Pallas Holdings, LLC

By: ____________________

Title: Manager

THE FOREGOING IS ACCEPTABLE THIS THE 10th DAY OF January 2014

Marrowbone Energy Resources, Inc.

By: Kevin Wright Pres

Its: President